                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. __)

                  BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   092067 10 7
                      (CUSIP Number of Class of Securities)

    Jeffrey P. Jacobs, President of Jacobs Entertainment Ltd., the manager of
                      Diversified Opportunities Group Ltd.
                               425 Lakeside Avenue
                               Cleveland, OH 44114
                                 (216) 861-4390

                 (Name, address and telephone number of persons
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)

                                NOVEMBER 12, 1996
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 8 Pages
                             Exhibit Index on Page 8


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

CUSIP No. 092067 10 7                                           Page 2 of 8

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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

         DIVERSIFIED OPPORTUNITIES GROUP LTD. -- FEIN: 34-1828344

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)   [ ]
                                                                    (b)   [x]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         OO
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

                                                                          [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         OHIO
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                                    7.      SOLE VOTING POWER

NUMBER OF SHARES
BENEFICIALLY                                190,476
OWNED BY EACH                       ------------------------------------------
REPORTING PERSON                    8.      SHARED VOTING POWER
WITH

                                            -0-
                                    ------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                            190,476
                                    ------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            -0-
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         190,476

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [ ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         7.1%

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14.      TYPE OF REPORTING PERSON

         00
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
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                                  SCHEDULE 13D

                  This Schedule 13D is being filed in connection with a transaction (the "Transaction") entered into by and between Diversified Opportunities Group Ltd., an Ohio limited liability company ("Diversified"), and Black Hawk Gaming & Development Company, Inc., a Colorado corporation ("Black Hawk"). Pursuant to the terms of an Amended and Restated Purchase Agreement dated as of November 12, 1996 (the "Purchase Agreement") between Diversified and Black Hawk, the first phase of the Transaction was consummated on November 12, 1996.

                  In the first phase of the Transaction, Black Hawk sold to Diversified 190,476 shares of Black Hawk's shares of common stock, $.001 par value (the "Shares") and issued to Diversified a convertible note (the "Note") in the principal amount of $1,500,000.

ITEM 1.           SECURITY AND ISSUER.

                  This Schedule 13D relates to the common stock, $.001 par value, of Black Hawk Gaming & Development Company, Inc., a Colorado corporation. The address of the principal executive office of Black Hawk is 2060 Broadway, Suite 400, Boulder, CO 80302.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Schedule 13D is being filed by Diversified Opportunities Group Ltd., an Ohio limited liability company. The principal business of Diversified is developing and acquiring investments in the gaming industry and managing, supervising, selling or otherwise disposing of such investments and engaging in activities incidental or ancillary thereto. The address of Diversified's principal business and office is 425 Lakeside Avenue, Cleveland, Ohio 44114.

                  There are two members of Diversified, (i) Gary L. Bryenton and Jeffrey P. Jacobs, as trustees under the Opportunities Trust Agreement dated February 1, 1996 (the "Trust") and (ii) Jacobs Entertainment Ltd., an Ohio limited liability company ("Entertainment"). Entertainment is the Manager of Diversified. Jeffrey P. Jacobs ("Jacobs") and Jacobs Entertainment Inc. ( a corporation in which Jacobs owns 100% of the outstanding capital stock) are the members of Entertainment and Jacobs is the manager of Entertainment. Both the Trust and Entertainment were formed primarily to hold their interest in Diversified. The address of the Trust's principal business and office is c/o Baker & Hostetler, Gary L. Bryenton, 3200 National City Center, Cleveland, Ohio 44114, and the address of Entertainment's principal business and office is 425 Lakeside Avenue, Cleveland, Ohio 44114.

                  During the last five years, none of Diversified, the Trust, Entertainment or Jacobs has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The acquisition of the 190,467 Shares and the Note were financed as follows:

                  Diversified financed the total purchase price of the 190,476 Shares ($1,000,000) with the proceeds of a capital contribution from the Trust, an entity which is described above and which is a member of Diversified.

                  The acquisition of the $1,500,000 Note was financed with the proceeds of a loan from Richard E. Jacobs, father of Jacobs and grantor and a potential beneficiary of the Trust, an entity which is described above. The loan was made as an advance pursuant to the terms of the Credit Agreement and Revolving Note dated as of July 31, 1996, attached as Exhibits A and B, respectively. Diversified's obligations to Richard E. Jacobs are being guaranteed by Jacobs pursuant to a Guaranty dated as of July 31, 1996, attached as Exhibit C.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The purpose of the Transaction was to acquire a substantial investment in Black Hawk on the terms and subject to the conditions referred to below. As of November 12, 1996, Black Hawk and Diversified executed the Purchase Agreement and Black Hawk issued the Note to Diversified. On the same date, Black Hawk and Diversified also executed, along with Robert D. Greenlee ("Greenlee") and Frank B. Day ("Day"), a Registration Agreement (the "Registration Agreement") and a Shareholders' Agreement (the "Shareholders' Agreement"). Additionally, Diversified, Black Hawk and Diversified's affiliate BH Entertainment Ltd., an Ohio limited liability company ("BH"), formed Black Hawk/Jacobs Entertainment, LLC, a Colorado limited liability company (the "LLC"), and entered into an Operating Agreement for the LLC (the "Operating Agreement"). Copies of the Purchase Agreement, the Note, the Registration Agreement, the Shareholders' Agreement and the Operating Agreement are attached hereto as Exhibits D, E, F, G, and H respectively, and incorporated by reference herein in their entirety.

                  The following is a summary of certain terms of the Purchase Agreement, the Note, the Registration Agreement, the Shareholders Agreement and the Operating Agreement (collectively, the "Transaction Documents"). This summary of the Transaction Documents is qualified in its entirety by reference to the Transaction Documents, copies of which are attached hereto.

                  The first phase of the Transaction closed on November 12, 1996. At such time, Black Hawk sold to Diversified 190,476 Shares and issued the Note to Diversified. The next phase of the Transaction requires the approval (the "NASD Approval") of Black Hawk's shareholders pursuant to the rules and regulations of the National Association of Securities Dealers, Inc. by virtue of Black Hawk's Shares being traded on the National Market tier of the NASDAQ Stock Market. Black Hawk is in the process of calling a special meeting (the "Special Meeting") of its shareholders in order to obtain the NASD approval. The Special Meeting is scheduled to occur on or before January 31, 1997.

                  Upon obtaining the NASD Approval, Black Hawk will issue and deliver to Diversified a convertible note in the principal amount of $6,000,000 (the "$6,000,000 Note") and the original Note will be cancelled.

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                  All or any portion of the unpaid principal due under the
$6,000,000 Note is convertible into Shares at a conversion price of $5.25 per Share at any time upon the election of Diversified and, if not yet fully converted, will be automatically converted into Shares at such time as (i) Diversified has acquired or received all necessary and appropriate regulatory, licensing and other approvals from the Colorado Division of Gaming, the Colorado Limited Gaming Control Commission (the "Commission") and the Colorado state and local liquor licensing authorities and (ii) the Commission approves the issuance to the LLC of a retail gaming license. The foregoing automatic conversion must occur unless certain purchase or redemption provisions contained in the Operating Agreement apply.

                  As of November 12, 1996, Black Hawk's Board of Directors (the "Board") consists of seven persons, three of whom are nominees of Diversified. In addition, as of the closing of the first phase of the Transaction, Jacobs was elected as Chief Executive Officer and Co-Chairman of the Board of Black Hawk. At such time as Diversified owns 820,000 or more Shares of Black Hawk, Black Hawk's Board is to be expanded to nine members, with Diversified being entitled to nominate five members to the Board, and Jacobs is to be elected as Chief Executive Officer and Chairman of the Board.

                  The LLC represents the restructuring of a joint venture which was previously formed by Black Hawk and Diversified's affiliate pursuant to a joint venture agreement dated December 15, 1994 (the "Original Joint Venture Agreement"). In the Original Joint Venture Agreement, Black Hawk and Diversified each had a fifty percent (50%) interest. Black Hawk has a seventy-five percent (75%) interest in the LLC and Diversified and BH have a twenty-five percent (25%) interest in the aggregate in the LLC. The Operating Agreement contains various purchase rights and also contains certain provisions whereby a member in the LLC may have its interest in the LLC divested.

                  The Shareholders' Agreement provides for first refusal and first offer rights for each of Diversified, Greenlee and Day. The Shareholders' Agreement requires that Greenlee and Day vote all of their Shares and any other securities of Black Hawk over which they have control and that they take all necessary or desirable actions within their control so that: (i) the Board remains at seven persons, with three nominees of Diversified; (ii) Jacobs continues to serve as Chief Executive Officer and Co-Chairman of the Board of Black Hawk; and (iii) their shares are voted at the Special Meeting in favor of the NASD Approval. In addition, once Diversified acquires 820,000 or more Shares of Black Hawk, Greenlee's and Day's Shares shall be voted in order to expand the Board to nine members with Diversified being entitled to nominate five members, to adopt staggered terms for the Board, and to elect Jacobs as Chief Executive Officer and Chairman of the Board of Directors.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) After the sale of the 190,476 Shares to Diversified, Black Hawk indicated to Diversified that the number of Shares outstanding as of November 12, 1996 was 2,672,034. As of such time, Diversified had beneficial ownership of 190,476 Shares. Therefore, Diversified has acquired 7.1% of the outstanding common stock of Black Hawk.

                  (b) Diversified has the sole power to vote and dispose of all 190,476 Shares. Because Jacobs is the sole Manager of Entertainment, the Manager of Diversified, Jacobs may be deemed to have sole power to vote or to direct the voting of the Shares and have shared power with the Trust to dispose or to direct the disposition of the Shares. Jacobs disclaims the beneficial ownership of the Shares.

                  (c)      Not Applicable.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The descriptions of the Transaction Documents set forth in
Item 4 above and the text of the Transaction Documents attached as Exhibits hereto are incorporated herein by reference in their entirety. None of Diversified, the Trust, Entertainment or Jacobs is a party to any other contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of Black Hawk that would have to be described pursuant to this Item 6.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  A. Credit Agreement dated as of July 31, 1996 by and between Diversified and Richard E. Jacobs.

                  B. Revolving Note dated as of July 31, 1996 executed by Diversified in favor of Richard E. Jacobs.

                  C. Guaranty dated as of July 31, 1996 executed by Jacobs in favor of Richard E. Jacobs.

                  D. Amended and Restated Purchase Agreement dated as of November 12, 1996, by and between Diversified and Black Hawk.

                  E. Convertible Note dated November 12, 1996, executed by Black Hawk in favor of Diversified.

                  F. Registration Agreement dated as of November 12, 1996, by and among Diversified, Black Hawk, Greenlee and Day.

                  G. Shareholders Agreement dated as of November 12, 1996, by and among Black Hawk, Diversified, Greenlee and Day.

                  H. Operating Agreement of Black Hawk/Jacobs Entertainment, LLC dated as of November 12, 1996, by and among Black Hawk, Diversified and BH.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   November 21, 1996
                                   -----------


                                   DIVERSIFIED OPPORTUNITIES GROUP LTD.

                                   By: Jacobs Entertainment Ltd., its Manager

                                   By:  /s/ Jeffrey P. Jacobs
                                        -------------------------------------
                                        Jeffrey P. Jacobs, President



                                  EXHIBIT INDEX

Exhibit                    Description                                            Page No.
-------                    -----------                                            --------

  A Credit Agreement dated as of July 31, 1996 by and between Diversified and Richard E. Jacobs.

  B Revolving Note dated as of July 31, 1996 executed by Diversified in favor of Richard
                           E. Jacobs.

  C Guaranty dated as of July 31, 1996 executed by Jacobs in favor of Richard E. Jacobs.

  D                        Amended and Restated Purchase Agreement dated as of
                           November 12, 1996, by and between Diversified and Black Hawk.

  E                        Convertible Note dated November 12, 1996, executed by
                           Black Hawk in favor of Diversified.

  F                        Registration Agreement dated as of November 12,
                           1996, by and among Diversified, Black Hawk,
                           Greenlee and Day.

  G                        Shareholders Agreement dated as of November 12,
                           1996, by and between Black Hawk, Diversified,
                           Greenlee and Day.

  H                        Operating Agreement of Black Hawk/Jacobs
                           Entertainment, LLC dated as of November 12, 1996, by and among Black Hawk, Diversified and BH.

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